As filed with the Securities and Exchange Commission on March 21, 2012.       Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

_______________________________

FORM F-6

REGISTRATION STATEMENT

under

THE SECURITIES ACT OF 1933

For Depositary Shares

EDWARDS GROUP LIMITED

(Exact name of issuer of deposited securities as specified in its charter)

N/A

(Translation of issuer's name into English)

Cayman Islands

(Jurisdiction of incorporation or organization of issuer)

THE BANK OF NEW YORK MELLON

(Exact name of depositary as specified in its charter)

One Wall Street New York, N.Y. 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

_______________________________

The Bank of New York Mellon

ADR Division

One Wall Street, 11th Floor

New York, New York 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Brian D. Obergfell, Esq. Emmet, Marvin & Martin, LLP 120 Broadway New York, New York 10271 (212) 238-3010	Alexander D. Lynch, Esq. Weil, Gotshal & Manges LLP 767 Fifth Avenue, New York, NY 10153 Telephone: 212-310-8971 Facsimile: 212-310-8007

It is proposed that this filing become effective under Rule 466

[ ]  immediately upon filing

[ ] on ( Date ) at ( Time ).

If a separate registration statement has been filed to register the deposited shares, check the following box.  [X]

CALCULATION OF REGISTRATION FEE

Title of each class of Securities to be registered	Amount to be registered	Proposed maximum aggregate price per unit (1)	Proposed maximum aggregate offering price (1)	Amount of registration fee
American Depositary Shares representing ordinary shares of Edwards Group Limited	100,000,000 American Depositary Shares	$5.00	$5,000,000	$573.00

(1)

For the purpose of this table only the term "unit" is defined as 100 American Depositary Shares.

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The prospectus consists of the proposed form of American Depositary Receipt included as Exhibit A to the form of Deposit Agreement filed as Exhibit 1 to this Registration Statement, which is incorporated herein by reference.

PART I

INFORMATION REQUIRED IN PROSPECTUS

Item - 1.

Description of Securities to be Registered

Cross Reference Sheet

Item Number and Caption	Location in Form of Receipt Filed Herewith as Prospectus
1. Name and address of depositary	Introductory Article
2. Title of American Depositary Receipts and identity of deposited securities	Face of Receipt, top center
Terms of Deposit:
(i) The amount of deposited securities represented by one unit of American Depositary Receipts	Face of Receipt, upper right corner
(ii) The procedure for voting, if any, the deposited securities	Articles number 15, 16 and 18
(iii) The collection and distribution of dividends	Articles number 4, 12, 13, 15 and 18
(iv) The transmission of notices, reports and proxy soliciting material	Articles number 11, 15, 16 and 18
(v) The sale or exercise of rights	Articles number 13, 14, 15 and 18
(vi) The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Articles number 3, 12, 13, 15, 17 and 18
(vii) Amendment, extension or termination of the deposit agreement	Articles number 20 and 21
(viii) Rights of holders of Receipts to inspect the transfer books of the depositary and the list of holders of Receipts	Article number 11
(ix) Restrictions upon the right to deposit or withdraw the underlying securities	Articles number 2, 3, 4, 5, 6 and 8
(x) Limitation upon the liability of the depositary	Articles number 14, 18, 19, 21 and 22

3. Fees and Charges	Articles number 7 and 8

Item - 2.

Available Information

Public reports furnished by issuer	Article number 11

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item - 3.

Exhibits

a.

Form of Deposit Agreement dated as of ____________, 2012 among Edwards Group Limited, The Bank of New York Mellon, as Depositary, and all Owners and Holders from time to time of American Depositary Shares issued thereunder. – Filed herewith as Exhibit 1.

b.

Any other agreement, to which the depositary is a party, relating to the issuance of the Depositary Shares registered hereby or the custody of the deposited securities represented thereby. – Not applicable.

c.

Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. – Not applicable.

d.

Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to legality of the securities to be registered. – Filed herewith as Exhibit 4.

e.

Certification under Rule 466. – Not applicable.

Item - 4.

Undertakings

(a)

The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the depositary shares, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)

If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of depositary shares thirty days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused  this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on March 21, 2012.

Legal entity created by the agreement for the issuance of depositary shares representing  ordinary shares of Edwards Group Limited.

By:

The Bank of New York Mellon,

As Depositary

By:

 /s/ Robert W. Goad

Name:  Robert W. Goad

Title:    Managing Director

Pursuant to the requirements of the Securities Act of 1933, Edwards Group Limited has caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in Seoul, South Korea, on March 21, 2012.

Edwards Group Limited

By:  /s/ Matthew Taylor

         Name:  Matthew Taylor

Title: Chief Executive Officer

KNOW ALL MEN BY THESE PRESENTS, that each of the undersigned constitutes and appoints each of Matthew Taylor and David Smith, each acting alone, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for such person and in his name, place and stead, in any and all capacities, to sign this Registration Statement on Form F-6 (including all pre-effective and post-effective amendments and registration statements filed pursuant to Rule 462(b) under the Securities Act of 1933), and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, each acting alone, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming that any such attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities indicated on March 21, 2012.

/s/ Matthew Taylor

Chief Executive Officer and Director

Matthew Taylor

(principal executive officer)

/s/ David Smith

Chief Financial Officer and Director

David Smith

(principal financial officer)

/s/ Finbarr Crowley

Chief Accounting Officer

Finbarr Crowley

(principal accounting officer)

/s/ Nick Rose

Chairman and Director

Nick Rose

/s/ Greg Brenneman

Director

Greg Brenneman

/s/ Jim Gentilcore

Director

Jim Gentilcore

/s/ John Lewis

Director

John Lewis

/s/ Sir Kevin Smith

Director

Sir Kevin Smith

Authorized Representative in the United States

Pursuant to the requirements of Section 6(a) of the Securities Act of 1933, the undersigned has signed this registration statement, solely in its capacity as the duly authorized representative of Edwards Group Limited, in the City of Newark, Delaware on March 21, 2012.

PUGLISI & ASSOCIATES

By: /s/ Donald J. Puglisi

      Donald J. Puglisi

      Managing Director

INDEX TO EXHIBITS

Exhibit Number	Exhibit

1

Form of Deposit Agreement dated as of __________, 2012 among Edwards Group Limited, The Bank of New York Mellon, as Depositary, and all Owners and Holders from time to time of American Depositary Shares issued thereunder.

4	Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to legality of the securities to be registered.